

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

Frederico Chaves
Chief Financial Officer
Fusion Fuel Green PLC
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

> **Re: Fusion Fuel Green PLC**
> **Registration Statement on Form F-3**
> **Filed May 5, 2022**
> **File No. 333-264714**

Dear Mr. Chaves:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Gallant